Add this language (right justify and bold):

Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

Acquisition CBRE Holdings HOME TEAM INVESTOR NEWS & INFORMATION CONTACT US B [ Your Vote Matters If you owned CBRE Acquisition Holdings, Inc. (NYSE: CBAH) (“CBAH”) common stock as of the close of business on October 27, 2021, we encourage you to vote as soon as possible in favor of the business combination with Altus Power, Inc. and all of the proposals described in â– CBAH’s proxy statement/prospectus. The Special Meeting to approve the business combination will be held on December 6, 2021. How to Vote Your vote matters. CBRE Acquisition Holdings, Inc. (“CBAH”) encourages all stockholders to vote today in favor of the business combination with Altus Power, Inc. and all of the proposals described in CBAH’s proxy statement/prospectus! CBAH urges you to read carefully and consider the information contained in its proxy statement/prospectus before voting. Voting is simple. There are three ways to vote: 1. Vote Online /Highly recommended): Follow the instructions provided on the proxy card that was mailed to you, if you are a record holder, or provided on a Voting Instruction Form by the broker, bank or other nominee through which you hold shares, if you hold your shares “in street name”. To vote online, you will need your voting control number, which you can find on your proxy card or the Voting Instruction Form provided by your broker, bank, or nominee. Internet votes must be received by CBAH by 11:59 p.m. Eastern Time on December 5, 2021. However, if you hold your shares through a broker, bank or other nominee, they may have an earlier deadline to receive your vote. 2. Vote at the Meeting: If you are a record holder and plan to attend the online Special Meeting, you will need your 12-digit voting control number to vote electronically at the Special Meeting. You can find your control number and the address for the Special Meeting on your proxy card. If your shares are held in “street name” please follow the procedures on the Voting Instruction Form provided by your brokers, bank or nominee. 3. Vote by Mail: Follow the instructions provided on the proxy card that was mailed to you, if you are a record holder, or provided by your broker, bank or other nominee on a Voting Instruction Form mailed to you. To send in your vote via mail, please use the envelope provided with your proxy material. Mail votes must be received by CBAH prior to the Special Meeting on December 6, 2021. *lf Voting by Mail, to ensure your vote is handled properly, be sure to: • Mark, sign and date your proxy card or Voting Instruction Form; • Return your proxy card or Voting Instruction Form in the envelope provided or through any other means described in your Voting Instruction Form; and • Mail as soon as possible so that your vote arrives before December 6, 2021.

YOUR CONTROL NUMBER IS ON YOUR PROXY CARD OR VOTING INSTRUCTION FORM If you hold your shares directly with CBAH (i.e., are a “holder of record”) and did not receive or misplaced your proxy card, contact Morrow Sodali, CBAH’s proxy solicitor, for a form replacement or to obtain your control number. If you hold your shares through a broker, bank or other nominee and did not receive or have misplaced your Voting Instruction Form, contact the broker, bank or nominee through which you hold your shares for a form replacement or to obtain your control number. You will need this in order to vote or to attend the Special Meeting. MOR ROW Have questions or need help voting your shares? Read on for S A L I more information, or call or email Morrow Sodali, CBAH’s proxy solicitor, at (800) 662-5200 or CBAH.info@investor.morrowsodali.com. Vote FAQ When and where is the Special Meeting? The Special Meeting will be held via live webcast on December 6, 2021 at 10:00 a.m. (New York City time). The Special Meeting can be accessed by visiting https://www.cstproxy.com/cbreacquisitionholdings/2021 where you will be able to listen to the meeting live and vote during the meeting. Please note that you will only be able to access the Special Meeting by means of remote communication. How do I vote my shares? If you are a holder of record of CBAH common stock as of the close of business on October 27, 2021, the record date for the special meeting, you may vote at the Special Meeting via the virtual meeting platform or by submitting a proxy for the special meeting in advance. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you held your shares “in street name,” which means your shares are held of record by a broker, bank or nominee, as of the close of business on October 27, 2021, your broker, bank or nominee should provide you with a Voting Instruction Form by mail or email so that you can provide them with instruction on how to vote your shares ahead of the Special Meeting. If you hold your shares in “street name,” and do not receive a Voting Instruction Form or have any questions about this form, you should contact such broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. If you hold your shares “in street name” and you plan to attend and vote at the Special Meeting, then you will need to obtain a proxy from your broker, bank or nominee. Can I still vote if I no longer own my shares? Yes, if you owned CBAH shares as of the close of business on October 27, 2021, the record date for the Special Meeting, you can still vote your shares even if you no longer own them, unless the transferee obtained you a proxy from you to vote those shares. However, you will not be able to seek redemption of your shares of CBAH Class A common stock because you will no longer be able to deliver them for cancellation upon consummation of the business combination. If you transfer your shares of CBAH Class A common stock prior to the record date, you will have no right to vote those shares at the special meeting or redeem those shares for a pro rata portion of the proceeds held in our trust account.

Where can I find my control number? Your voting control number is the number provided on the proxy card or Voting Instruction Form that was mailed to you with your proxy materials. If you are a holder of record and cannot locate your control number, contact Morrow Sodali, CBAH’s proxy solicitor, to obtain your control number. If your shares are held by through a broker, bank or other nominee and you cannot locate your control number, you will need to contact them to obtain your control number. When do I need to vote by? We encourage you to vote as soon as possible! Internet votes must be received by CHAB before 11:59 p.m. ET on December 5, 2021. If you vote by mail, we suggest you mail your signed proxy card or Voting Instruction Form by November 23, 2021 to account for shipping time. Mailed votes received by CBAH after the start of the Special Meeting will not be counted. You may also vote by attending the Special Meeting to be held at 10:00 a.m. December 6, 2021. Please note that if you hold your shares through a broker, bank or nominee, your broker, bank or nominee may have an earlier deadline for voting. Contact the broker, bank or nominee who holds your shares if you have questions about their deadline. How long will it take to vote? Voting is simple and designed to take just a few minutes, depending on how you vote. We recommend voting online for the quickest experience. What if I need assistance with voting my shares? If you need assistance voting your shares, please call Morrow Sodali LLC, CBAH’s proxy solicitor, toll-free at (800) 662-5200 or send an e-mail to CBAH.info@investor.morrowsodali.com. Where can I find more information? CBAH has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement/prospectus, in connection with the proposed business combination and has mailed a definitive copy of the proxy statement/prospectus and other relevant documents to stockholders of record as of October 27, 2021, the record date for the Special Meeting. If you hold your shares through a broker, bank or other nominee, you may obtain the proxy statement/prospectus from such person. Stockholders will also be able to obtain copies of the registration statement and the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201. CBAH’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus because it contains important information about CBAH, Altus Power, Inc. (“Altus”) and the business combination. Who should I contact with questions? If you have questions or need assistance voting your shares, please call Morrow Sodali LLC, CBAH’s proxy solicitor, toll-free at (800) 662-5200 or send an e-mail to CBAH.info@investor.morrowsodali.com. Banks and brokers can place a collect call to Morrow Sodali at (203) 658-9400.

Need help logging in? Is your control number 16 digits? Vote Here: Is your control number 12 digits? Vote here: No Offer This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Important Information About the Combination and Where to Find It CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus in connection with the proposed business combination between Altus and CBAH (the “business combination”) and the other transactions contemplated by the business combination agreement entered into by Altus and CBAH. The Registration Statement was declared effective by the SEC on November 5, 2021 and CBAH also filed the definitive proxy statement/prospectus with respect to the business combination on that date. CBAH has mailed a definitive proxy statement/prospectus and other relevant documents to its stockholders of record as of October 27, 2021, the record date for the Special Meeting. CBAH’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for Special Meeting to be held to approve the business combination because the proxy statement/prospectus contains important information about CBAH, Altus and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201. Participants in the Solicitation CBAH, Altus and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the business combination. CBAH and Altus urge investors, stockholders and other interested persons to read the Registration Statement, and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the business combination, as these materials will contain important information about Altus, CBAH and the business combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement and the definitive proxy statement/prospectus. Acquisition Contact home team investor news & information contact us CBRE Ho|dings info@CBREAcquisitionHoldings.com (214) 863-3000